Mail Stop 3561

July 22, 2008

<u>Via Fax (214) 854-3464 & U.S. Mail</u>

Mr. Thomas Casey
Chief Financial Officer
Blockbuster, Inc.
1201 Elm Street
Dallas, Texas 75270

> **Re: Blockbuster, Inc.**
> **Form 10-K for the year ended January 6, 2008**
> **Filed March 3, 2008**
> **File No. 001-15153**

Dear Mr. Casey:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 10-K for the year ended January 6, 2008
Notes to Consolidated Financial Statements
Note 2 – Restatement, page 90

1.   We note you filed restatement information in your fiscal 2007 Form 10-K for the years ended December 31, 2006 and 2005, and for each of the interim periods in fiscal years 2007 and 2006. Based upon a review of this restatement information, it appears the effect on fiscal year 2006 net income was about 9%. Item 4.02 of Form 8-K, *Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review*, requires a registrant to file an Item 4.02 Form 8-K if and when any previously issued financial statements, covering one or more years or interim periods, should no longer should be relied upon because of an error in such financial statements. Please explain to us why you have not filed an Item 4.02 Form 8-K with respect to the restatement described in your fiscal 2007 Form 10-K. In this regard, please describe the timing of the discovery of the errors which prompted your restatement. We note there were previously identified errors, which you state were not initially corrected due to materiality. Please tell us how long those errors were known and when the cumulative errors reached the level of materiality where you determined a restatement was the appropriate action.

Note 3 – Impairment of Goodwill and Other Long-Lived Assets, page 96

2.   We note that management believed in 2005 that a decline in the overall industry and the resulting decline in your stock price were factors that required you to perform an interim impairment test of goodwill. After performing this interim impairment test of goodwill, you recorded an impairment charge totaling $332 million during the third quarter of 2005. No impairment of goodwill was recorded during 2006 or 2007. However, during 2008, your stock price has dropped substantially below its mid-2005 levels and, as a result, your market capitalization is now significantly less than the total stockholders' equity reflected in your consolidated financial statements. In light of the similarity of your current circumstances with the factors that led you to perform an interim impairment test of goodwill during 2005, tell us what consideration has been given to performing an interim impairment test of goodwill during 2008.

3.   The disclosure in Note 3 regarding your interim 2005 impairment test states that management determined it was not necessary to perform step two of the goodwill impairment test for the domestic reporting unit because the estimated fair value of the domestic unit was more than its related book value. Please tell us the estimated fair value of your domestic reporting unit at that time and the assumptions underlying that interim 2005 determination of fair value. Further, please provide us with an analysis of whether or not the actual results for your

domestic reporting unit since 2005 have been in line with the assumptions used in your interim 2005 impairment test.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief